EXHIBIT 12.1

Airtran Holdings, Inc. - Statement Regarding Computation of Ratio of Earnings to Fixed Charges (in thousands)

	Year Ended December 31					Nine Months Ended September 30
	1998	1999	2000	2001	2002	2002	2003
Income (loss) before taxes and cumulative effect of change in accounting principle	$(40,738)	$(96,655)	$47,436	$1,140	$9,959	$2,456	$80,688
Amortization of capitalized interest	—	38	187	5,413	4,091	3,791	783
Interest including interest capitalized	28,701	34,586	48,143	45,466	34,084	26,281	24,016
Less interest capitalized during the period	(3,339)	(6,736)	(8,826)	(8,025)	(4,781)	(4,436)	(938)
Interest portion of rent expense	7,950	7,235	11,336	33,375	64,442	44,881	71,412

Earnings (loss)	$(7,426)	$(61,532)	$98,276	$77,369	$107,795	$72,973	$175,961

Interest including interest capitalized	$28,701	$34,586	$48,143	$45,466	$34,084	$26,281	$24,016
Interest portion of rent expense	7,950	7,235	11,336	33,375	64,442	44,881	71,412

Fixed Charges	$36,651	$41,821	$59,479	$78,841	$98,526	$71,161	$95,429

Ratio of Earnings to Fixed Charges	(1)	(1)	1.7	(1)	1.1	1.0	1.8

(1)	For the periods ended December 31, 1998, 1999 and 2001, the Company’s earnings were insufficient to cover fixed charges by $44,077, $103,353 and $1,472 respectively.